Issuer Free Writing Prospectus dated November 7, 2014

Filed Pursuant to Rule 433

Registration No. 333-183037

(Relating to the Preliminary Prospectus Supplement dated November 6, 2014 and the Prospectus dated August 29, 2012)

35,000 Shares of Series 21 Preferred Stock

Issuer:	CTI BioPharma Corp.

Symbol:	CTIC

Shares offered:	35,000 shares of Series 21 Preferred Stock (17.5 million shares of common stock issuable upon conversion at the initial conversion price)

Price per share to the public:	$1,000

Initial conversion price:	$2.00

Gross proceeds to the Company:	$35,000,000

Pricing date:	November 7, 2014

Closing date:	On or about November 13, 2014

CUSIP:	12648L 304

Automatic conversion:

On the first to occur of:

i.       the 30th day after the original issuance date of the Series 21 Preferred Stock,

ii.      the date on which 5,000 or less shares of Series 21 Preferred Stock remain outstanding, or

iii.    the adoption by our board of directors of a resolution that it intends to adopt an amendment to our amended and restated articles of incorporation, as amended, or our articles of incorporation, without shareholder approval to effect a reverse stock split with respect to our common stock in order to achieve compliance with the listing rules of The NASDAQ Capital Market or for other good faith business reasons (in each case, an Automatic Conversion Date), all outstanding shares of Series 21 Preferred Stock, except to the extent limited by the beneficial ownership limitation described below, shall automatically convert into the number of registered shares of our common stock determined by dividing the aggregate stated value of the Series 21 Preferred Stock being converted by the conversion price then in effect.

Notwithstanding the beneficial ownership limitation described below, any shares of Series 21 Preferred Stock that were not converted into shares of our common stock on the Automatic Conversion Date shall automatically convert into shares of our common stock on the earlier of (i) the date on which the conversion of such shares of Series 21 Preferred Stock would no longer result in beneficial ownership of more than 9.99% of our common stock then outstanding by the particular holder and its affiliates and (ii) the 91st day after the original issuance date.

Beneficial ownership limitation:	No shares of Series 21 Preferred Stock shall be convertible by a holder to the extent such conversion would result in the holder and its affiliates beneficially owning more than 9.99% of our common stock then outstanding,

Underwriters:	Piper Jaffray & Co. is acting as sole book-running manager for the offering, and Ladenburg Thalmann, Roth Capital Partners and Janney Montgomery Scott are acting as co-managers for this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus upon request by calling toll-free 1–877-547-6340.